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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

                                        CINAR CORPORATION
(Name of Issuer)

            Class B Limited Voting Common Stock, no par value
(Title of Class of Securities)

                                                    171905300
(CUSIP Number)

Patrick W.D. Turley, Esq. 1775 Eye Street, N.W., Washington, DC  20006 (202) 261-3364
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                             August 29, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which

CUSIP No. 171905300

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
McElvaine Investment Management Ltd. N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 3,022,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,022,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) 8.70%

14.	Type of Reporting Person (See Instructions) CO, IA

CUSIP No. 171905300

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Hakuna Matata Holdings Ltd. N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,022,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,022,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) 8.70%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 171905300

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Tim McElvaine N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,022,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,022,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) 8.70%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 171905300

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Cundill Investment Research Ltd. N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,022,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,022,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) 8.70%

14.	Type of Reporting Person (See Instructions) CO, IA

CUSIP No. 171905300

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
The Peter Cundill Trust N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,022,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,022,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) 8.70%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 to the Statement on Schedule 13D heretofore filed on July 29, 2002 is filed by McElvaine Investment Management Ltd., a Canadian corporation ("MIML"), Hakuna Matata Holdings, Ltd., a Canadian holding company, ("HM Holdings"), Tim McElvaine, a Canadian citizen ("McElvaine"), Cundill Investment Research Ltd., a Canadian corporation ("CIR") and The Peter Cundill Trust, a trust organized under the laws of Bermuda ("Trust") (MIML, HM Holdings, McElvaine, CIR and Trust, are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons"), to reflect the following amendments to Items 3 and 5:

ITEM 3 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS :

Item 3.	Source and Amount of Funds or Other Consideration

The Shares herein reported as being beneficially owned by the Reporting Persons were acquired by MIML directly acting solely on behalf of its investment advisory clients. MIML purchased a total of 3,022,000 Shares in open-market purchases for an aggregate consideration of $ 7,991,158.50 (exclusive of brokerage commissions). To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

Individually, neither MIML, HM Holdings, McElvaine, CIR, or Trust, nor any of the investment advisory clients of MIML beneficially owns 5% or more of the Shares. Due to the investment management services provided by MIML to its investment advisory clients, MIML could be deemed a beneficial owner of all Shares purchased in the transactions described in subitems (1) and (2) above.

All dollar amounts are in United States dollars.

ITEM 5 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS :

Item 5.	Interest in Securities of the Issuer

Shares Deemed to be                                    Nature of                                              Percentage
Beneficially Owned By:                               Ownership                                            of Class

(A) MIML:

3,022,000                                                 Sole Voting and Sole

                                                             Dispositive Power (1)                              8.70%

                                                                                                                       8.70%

(B) HM Holdings:

3,022,000                                                 Shared Voting and Shared

                                                            Dispositive Power (2)                               8.70%

                                                                                                                       8.70%

(C) McElvaine:

3,022,000                                                Shared Voting and Shared

                                                            Dispositive Power (3)                              8.70%

                                                                                                                      8.70%

(D) CIR:

3,022,000                                               Shared Voting and Shared

                                                          Dispositive Power (4)                               8.70%

                                                                                                                     8.70%

(E) Trust:

3,022,000                                              Shared Voting and Shared

                                                         Dispositive Power (5)                               8.70%

                                                                                                                    8.70%

____________________
  Such Shares are owned by investment advisory clients of MIML. By reason of its investment advisory relationship with such clients, MIML (as between itself and its clients) has sole voting and sole dispositive power over such Shares. The economic interest in such Shares is held by such clients.
  HM Holdings, because it owns a controlling portion of the outstanding stock of MIML, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.
  McElvaine, because he owns a controlling portion of the outstanding stock of HM Holdings, which owns a controlling portion of the outstanding stock of MIML, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.
  CIR, because it is an affiliated person of MIML based upon its ownership interest in MIML, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.
  Trust, because it owns a controlling portion of the outstanding stock of CIR, which is an affiliated person of MIML based upon its ownership interest in MIML, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

TRANSACTIONS

No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof since July 29, 2002 (the date of the filing of the initial Schedule 13D), except the following transactions, each of which was made in a broker's transaction in the open market.

Reporting Person                                  Sale/Purchase                     Date                   No. of Shares         Price per Share

MIML on behalf of
its advisory clients                            Purchase                   7/30/02                17,500                  $2.25

MIML on behalf of
its advisory clients                           Purchase                   7/31/02                  5,000                 $2.25

MIML on behalf of
its advisory clients                           Purchase                   8/1/02                   7,000                  $2.25

MIML on behalf of
its advisory clients                           Purchase                   8/5/02                  54,000                  $2.25

MIML on behalf of
its advisory clients                           Purchase                   8/6/02                  13,500                  $2.25

MIML on behalf of
its advisory clients                          Purchase                    8/7/02                  16,500                  $2.25

MIML on behalf of
its advisory clients                          Purchase                    8/8/02                  36,500                  $2.25

MIML on behalf of
its advisory clients                         Purchase                     8/9/02                   5,000                   $2.25

MIML on behalf of
its advisory clients                         Purchase                     8/12/02                10,000                   $2.25

MIML on behalf of
its advisory clients                        Purchase                      8/13/02                12,500                   $2.25

MIML on behalf of
its advisory clients                        Purchase                     8/16/02                  9,500                    $2.25

MIML on behalf of
its advisory clients                       Purchase                      8/19/02                  3,000                    $2.25

MIML on behalf of
its advisory clients                      Purchase                       8/20/02                  8,000                    $2.21

MIML on behalf of
its advisory clients                      Purchase                       8/21/02                 84,300                   $2.25

MIML on behalf of
its advisory clients                      Purchase                      8/22/02                   5,000                    $2.25

MIML on behalf of
its advisory clients                     Purchase                       8/23/02                   5,000                    $2.23

MIML on behalf of
its advisory clients                     Purchase                      8/26/02                    2,000                    $2.15

MIML on behalf of
its advisory clients                     Purchase                     8/27/02                    14,000                    $2.20

MIML on behalf of
its advisory clients                           Purchase                     8/28/02                    22,500                   $2.20

MIML on behalf of
its advisory clients                     Purchase                     8/29/02                    21,000                   $2.20

MIML on behalf of
its advisory clients                     Purchase                     8/30/02                    32,200                   $2.15

MIML on behalf of
its advisory clients                     Purchase                     9/9/02                    500,000                   $2.07

Item 7.	Material to Be Filed as Exhibits

The following exhibits have been previously filed with the initial filing on Schedule 13D made on July 29, 2002 by the Reporting Persons and are incorporated by reference herein:

Exhibit 1 - Power of Attorney for McElvaine Investment Management Ltd.

Exhibit 2 - Power of Attorney for Hakuna Matata Holdings, Ltd.

Exhibit 3 - Power of Attorney for Tim McElvaine

Exhibit 4 - Power of Attorney for Cundill Investment Research Ltd.

Exhibit 5 - Power of Attorney for The Peter Cundill Trust

Exhibit 6 - Joint Filing Agreement Among the Reporting Persons

Signature

The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Amendment No. 1 to the Statement on Schedule 13D.

MCELVAINE  INVESTMENT MANAGEMENT LTD.

Date: September 9, 2002                     By: /s/ Patrick W.D. Turley

Patrick W.D. Turley

Attorney-in-Fact*

HAKUNA MATATA HOLDINGS LTD.

Date: September 9, 2002 By:               /s/ Patrick W.D. Turley

          Patrick W.D. Turley

Attorney-in-Fact*

TIM MCELVAINE

Date: September 9, 2002 By:                /s/ Patrick W.D. Turley

Patrick W.D. Turley

Attorney-in-Fact*

CUNDILL INVESTMENT RESEARCH LTD.

Date: September 9, 2002 By:               /s/ Patrick W.D. Turley

Patrick W.D. Turley

Attorney-in-Fact*

THE PETER CUNDILL TRUST

Date: September 9, 2002 By:                /s/ Patrick W.D. Turley

Patrick W.D. Turley

Attorney-in-Fact*

*Pursuant to Power of Attorney on file with the Commission and incorporated by reference herein.